

September 2, 2015

Mail Stop 4546

<u>Via E-mail</u>
Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

> **Re:** **Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **Form 6-K Filed July 29, 2015**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Morzaria:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Note 18 – Fair Value of Financial Instruments, page 242</u>

<u>Significant Unobservable Inputs, page 252</u>

1.   We note that you disclose your ESHLA loans under non-asset backed securities and "loan spread" is the significant unobservable input used in this valuation technique (i.e. discounted cash flow). We also note that the range of loans spreads is 961 basis points and 1,124 basis points in 2014 and 2013, respectively. Further, we note from your disclosure on page 243 that your valuation methodology changed in 2014 when you

migrated from a credit-adjusted LIBOR rate assumption to an assumption that uses loan spreads adjusted for funding rates, levels of comparable assets, etc. Please respond to the following:

- Tell us if the change in your valuation methodology impacts the comparability of loan spread data year-over-year.
- Tell us and revise future filings to disclose the weighted average of your significant unobservable inputs including the loan spreads on ESHLA loans. Alternatively, given the wide range of unobservable inputs, provide a more expansive qualitative discussion to discuss where within the range the vast majority of the valuations fall within.
- Tell us and revise future filings to disclose the impact of adjustments you make to the ESHLA loan spreads (i.e. adjustments for funding rates, levels of comparable assets, etc.) as well as the process for determining the adjustments.
- Given the significant range in the sensitivity of favorable and unfavorable changes in unobservable inputs for the ESHLA loan spreads, please briefly expand your discussion to disclose the process used for determining the base loan spreads used in your ESHLA loan valuations (i.e. loan spreads prior to adjustments).

Form 6-K filed July 29, 2015

Exhibit 99.1

Financial Statement Notes (Unaudited)

Note 9 – Fair Value of Financial Instruments, page 60

Level 3 Movement Analysis, page 62

2.   We note here and throughout your fair value disclosures that you compare level 3 movements for the annual period ended December 31, 2014 to level 3 movements for the six-month period ended June 30, 2015. Therefore, your disclosures are comparing annual to semi-annual information (i.e. purchases, sales, gains/losses, etc.). Please revise future half-year filings to disclose comparative information on a half-year basis where applicable.

Significant Unobservable Inputs, page 66

3.   We note from your disclosure that the significant unobservable inputs for assets and liabilities are consistent with the information in Note 18 in your 2014 Annual Report. However, we note a £14,427 million or 30% reduction in the amounts of Level 3 assets and a £12,450 or 64% decrease in Level 3 liabilities. We also note that you recognized significant fair value losses on the ESHLA portfolio (£175 million for the half year 2015) which are classified as Level 3. Thus, please revise future half-year filings to present quantitative information about significant unobservable inputs used in your level 3 fair

values, or explain to us how and why the inputs have not changed since the prior period end. As part of your response, please provide us with an example of your planned disclosures for June 30, 2015. Refer to IAS 34.16A(j) and IFRS 13.93(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie Ciboroski

Stephanie Ciboroski
Senior Assistant Chief Accountant
Office of Financial Services II